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                              Filed by Intersil Corporation pursuant to Rule 425
                              under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities
                              Exchange Act of 1934.

                              Subject Company: Xicor, Inc.
                              Commission File Number: 333-113027

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based on Intersil Corporation's ("Intersil") and Xicor, Inc.'s ("Xicor") current expectations, estimates, beliefs, assumptions, and projections about Intersil's and Xicor's business and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," and variations of these words or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could vary materially and adversely from those expressed in any forward-looking statements as a result of various risk factors.

Important risk factors that may cause such material differences for Intersil and Xicor in connection with Intersil's acquisition of Xicor include, but are not limited to: the risks inherent in acquisitions (including integration issues: costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of foundry and assembly capacity and raw materials; the effectiveness of Intersil's and Xicor's expense and product cost control and reduction efforts; intellectual property disputes, customer indemnification claims, and other litigation risks; Intersil's and Xicor's ability to develop, market and transition to volume production new products and technologies in a timely manner; failure of the stockholders of Xicor to approve the merger; and other economic, business, competitive and/or regulatory factors affecting the businesses of Intersil and Xicor generally. Intersil's recent Annual Reports on Form 10-K, and other Intersil and Xicor filings with the U.S. Securities and Exchange Commission ("SEC") (which you may obtain for free at the SEC's Web site at <www.sec.gov>) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Intersil and Xicor undertake no obligation to update or revise these forward-looking statements.

ADDITIONAL INFORMATION

In connection with the proposed merger, Xicor will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS OF XICOR ARE ADVISED TO READ XICOR'S

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PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS
IMPORTANT INFORMATION. Investors and security holders of Xicor may obtain a free copy of Xicor's proxy statement/prospectus and other documents filed by Intersil or Xicor at the SEC's Web site at http://www.sec.gov. Xicor's proxy statement/prospectus and such other documents may also be obtained for free from Intersil or from Xicor, as applicable, by directing such request to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, Telephone: (949) 341-7062; or to Xicor, Inc., Attention: Corporate Secretary, 933 Murphy Ranch Road, Bldg. 4, Milpitas, CA 95035, Telephone: (408) 432-8888.

MEGHAN

..    Thank you. Good morning and thanks for joining us on today's call. Last night, Intersil issued a press release announcing the signing of a definitive agreement in which Intersil will acquire Xicor, Inc. If you haven't already seen the press release, a copy is posted on the Investor Relation's page of our website at www.intersil.com.

..    Joining me on today's call are Rich Beyer, Intersil's President and Chief
     Executive Officer, Lou DiNardo, Xicor's Co-Chairman, President and CEO, and Dan Heneghan, Intersil's Vice President and Chief Financial Officer.

..    Before turning the call over to them, please note that some comments made during this conference call may contain forward-looking statements. I would like to remind you that while these statements reflect our best current judgment, they are subject to risks and uncertainties that could cause our actual results to vary. These risk factors are discussed in detail in our filings with the Securities and Exchange Commission.

..    I will now turn the call over to Rich.

RICH

..    Good morning. I'm very excited to announce today that Intersil has signed a definitive agreement to acquire Xicor. We believe this is a powerful business combination that will significantly advance Intersil's position as a high performance analog leader.

..    Following the acquisition of Elantec in 2002, and the sale of our wireless networking business in 2003, the acquisition of Xicor is another significant step in our strategy of becoming a top tier high performance analog company.

..    Xicor is a recognized leader in standard products for the high performance analog market. We believe the addition of Xicor's exceptional management team, deep analog expertise and outstanding product portfolio will greatly strengthen and diversify Intersil's position in the high margin, general purpose standard analog market.

..    Xicor is currently a leading supplier of digitally controlled potentiometers and system management products. They also have a rapidly expanding portfolio of real time clocks, voltage references, power sequencing and display products that provide a natural extension to Intersil's leadership position in the computing power management and flat panel display markets.

..    In addition to the strong strategic rationale for this acquisition, the combined companies will have a highly profitable operating model that generates significant cash. Both companies reported strong revenue growth in 2003, and with a combined investment of 19% of sales in research and development, the combined company is well positioned to continue to outperform the analog industry. Intersil and Xicor both exited 2003 with gross margins over 56% and positive cash flow from operations.

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..    Our successful acquisition of Elantec in 2002 gives us confidence that we will be able to integrate the Xicor business into Intersil's operations in a timely manner with minimal disruption to our customers and employees. We want to assure all our customers that serving their needs will remain our number one priority during the integration.

..    Following completion of the transaction, Lou DiNardo, Xicor's Co-Chairman,
     President and CEO will join Intersil as Executive Vice President of Standard Linear Products. Lou brings over 20 years of strong semiconductor experience to our company. Prior to his current role at Xicor, Lou worked for thirteen years at Linear Technologies and eight years at Analog Devices in various roles, including marketing, sales and product line management.

..    At this time, I'd like to turn the call over to Lou.

LOU

..    Thanks Rich.  I'm tremendously excited about the transaction we just announced.

..    Rich and I believe that the combination of Xicor and Intersil significantly enhances our overall value proposition to customers, investors and employees. We also believe the transaction indisputably elevates Intersil to the top tier of high performance analog companies.

..    Becoming a part of Intersil will also provide significant advantages for
     Xicor's business. Having access to a larger sales force and more distribution channels, as well as advanced manufacturing processes and stronger purchasing leverage with suppliers, will all be benefits of the combination. We also believe that the cultures of the two companies are similar, which should help enable a rapid integration of Xicor's business into Intersil.

..    I'm very proud of the business we have built at Xicor. We will be adding to
     Intersil a team of incredibly talented people, a broadbased portfolio of industry leading analog products and a significant understanding of what it takes to grow a business, while improving profitability.

..    Now I'd like to turn the call over to Intersil's Chief Financial Officer,
     Dan Heneghan, who will share the details of the definitive agreement.

DAN

..    Thanks, Lou.

..    Based on Intersil's closing price of $22.63 per share on March 12, the transaction will be valued at approximately $529 million. This represents a premium to Xicor's current stock price of approximately 13%, or $15.58 per share.

..    Under the terms of the agreement, each Xicor shareholder will receive the value of $8.00 per share in cash and 0.335 a share of Intersil common stock (equivalent to $15.58 per share of Xicor stock, based on the closing price of Intersil stock on March 12, 2004). Each Xicor shareholder may elect to receive all cash, stock, or a combination of cash and stock, subject to proration based on the total cash and shares available in the merger. This reflects an aggregate purchase price of approximately $529 million.

..    After the transaction, Intersil will have approximately 156 million fully diluted shares outstanding, with current Intersil shareholders owning approximately 92 percent and current Xicor shareholders owning approximately 8 percent of Intersil's shares on a fully diluted basis.

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..    The boards of directors of both companies have unanimously approved the definitive agreement. We expect to close the transaction by the end of the second quarter of 2004, after customary regulatory approvals and a Xicor shareholder vote to approve the acquisition.

..    As a combined organization, we are focused on growing our business, and improving profitability, while delivering exceptional value to our customers. Intersil and Xicor collectively outperformed the analog industry in 2003 and had combined revenues of approximately $550 million and gross margins approaching 57%. In addition to the compelling strategic opportunity the acquisition provides and strong financial profile of the combined companies, Intersil expects to achieve additional cost savings through the integration of Xicor. We expect that with these cost savings and excluding the impact of amortization expenses, the acquisition will be neutral to our 2004 earnings per share and accretive in 2005.

..    Together, we spent over $100 million on R&D last year, or 19% of sales, while achieving profitability and strong cash flow. The management of both organizations has aspirations of building a 60% gross margin and 30% operating margin analog business that grows at or above industry rates. We also share a passion for delivering highly differentiated, proprietary products to the leading companies in our chosen markets.

..    The addition of Xicor enhances our general purpose standard product portfolio, characterized by long life cycles and high operating margins. Our end market segments continue to be well balanced with no area representing more than 28% of the combined company's revenues.

..    The two companies are extremely excited about potential revenue synergies once the transaction is closed. While not counting on these to make this transaction accretive, we do expect to see faster revenue growth due to this combination.

..    At this time, Rich, Lou and I will be glad to answer any questions that you may have.